Exhibit 99.1

Ballard welcomes Ralph Robinett as Chief Operating Officer

VANCOUVER, BC, April 13, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today welcomed Ralph Robinett as Senior Vice President and Chief Operating Officer, replacing Lee Sweetland, effective April 13th, 2026.

Ralph brings more than 25 years of global operations, manufacturing, supply chain, and transformation leadership experience across advanced technology and clean energy businesses. He has led large-scale operational organizations, built and expanded manufacturing facilities in multiple regions, driven cost reduction and productivity improvement initiatives, and helped commercialize innovative technologies at scale.

Most recently, Ralph served as Chief Operating Officer at GAF Energy, where he led manufacturing, supply chain, new product deployment, factory expansions, and automation design for the company's rapidly growing solar roof business. Through his leadership, he helped grow output and revenue, led deployment of an automated solar shingle manufacturing plant, and supported commercialization of GAF Energy's second-generation product.

Ralph has also held senior leadership positions at Celestica, Velodyne LiDAR, and SunPower, where he oversaw international manufacturing, implementation of automation strategy, and supply chain transformation.

"We are pleased to welcome Ralph to Ballard as our new Chief Operating Officer," said Marty Neese, Ballard's President and CEO. "Ralph brings a powerful combination of operational discipline, global manufacturing expertise, and strategic leadership to the position. His track record of scaling complex operations, improving productivity, and building strong teams will be invaluable as we continue to execute on our strategy and position Ballard for long-term growth. I also want to thank Lee Sweetland for his contributions to Ballard and wish him well in the future."

"I am honored to join Ballard as Chief Operating Officer," said Ralph Robinett. "Ballard has a strong foundation, a talented team, and an important role to play in the advancement of clean energy solutions. I look forward to working closely with the team to strengthen operations, support customers, and help drive the company's next phase of growth."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells enable electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated impacts of the announced leadership change. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Further Information: Ballard Power Systems: Sumit Kundu - Investor Relations, +1.604.453.3517 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:30e 13-APR-26